G A R Y   S T E V E N   F I N D L E Y  &  A S S O C I A T E S

Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardson		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
	ANAHEIM, CALIFORNIA 92806	(714) 630-2279

*A Professional Corporation

May 9, 2006

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Premier Commercial Bancorp Form SB-2 Registration Statement
Pre-effective Amendment No. 1, File No. 333-133061

Dear Mr. Schiffman:

We have reviewed your comment letter dated May 3, 2006 and are responding to your comments to the Form SB-2 Registration Statement of Premier Commercial Bancorp.  Pre-Effective Amendment No. 1 to such registration statement (“Amended SB-2”) is expected to be filed by Premier Commercial Bancorp on May 8, 2006 in response to your comments.  The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended SB-2.  One clean and two marked courtesy copies of the Amended SB-2 are enclosed.

General

1.                                       We have added a description of the plans included in Exhibits 10.1, 10.2 and 10.3 on page 55.

2.                                       We are aware of the updating requirements of Rule 310(g) of Regulation S-B.

3.                                       An updated consent of the independent accountants is included in Exhibit 23.2.

Prospectus Cover Page

4.                                       We have revised the first paragraph to avoid the implication that an active public trading market might develop after the offering.

5.                                       We have added language to the first paragraph to briefly disclose the plan of distribution.

6.                                       We have highlighted the cross-reference to the risk factors section.

The Offering

7.                                       While we do not currently have a need to increase capital, it is the intention of Premier Commercial Bancorp to open and capitalize a new bank in Arizona, as well as to continue to grow Premier Commercial Bank.  The money raised in the offering will be used for future growth and expansion and to enhance the capital adequacy.

Risk Factors

8.                                       The risk factors section has been revised on pages 4-5 to clearly highlight the subheadings.

9.                                       The last risk factor on page 10 has been revised to clarify that “some” of the loans have been made recently.

Use of Proceeds

10.                                 We have revised page 14 to include a paragraph addressing what will occur in the event we are unable to sell all or substantially all of the shares offered.

11.                                 As stated above in response 7, we do not have a need to increase capital.

12.                                 The memorandum of understanding is included as exhibit 10.15.

Dilution

13.                                 We have revised the first paragraph of this section on page 15 to reflect the purchases and purchase prices paid by directors and executive officers in the initial and secondary offerings of Premier Commercial Bank.

Dividends

14.                                 The have revised the second paragraph of page 17 to delete the incorrect sentence regarding inability to pay dividends, as Premier Commercial Bank is able to pay dividends.

SBA Loans

15.                                 We have revised the paragraph on page 19 to reflect the fact that Premier Commercial Bank is a Preferred lender.

Selected Financial Data

16.                                 The table on page 23 has been revised to reflect “net income per share” rather than “loss per share.”

17.                                 The table on page 23 has been revised to include definitions of Net Interest Margin, Efficiency Ratio and Leverage Capital Ratio (Tier 1 capital to average assets).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

18.                                 We have revised pages 24 - 40 to include an expanded discussion of our financial condition, changes in financial condition and results of operations for each of the reported periods, December 31, 2005 and 2004.

19.                                 We have revised page 39 to add a new section entitled “Off-Balance Sheet Items” and discussed all material off-balance sheet items, including the two derivatives discussed in Note R.

Critical Accounting Policies

20.                                 We have revised page 25 to add the new accounting policy on loan referral fees recommended in comment #24 and believe the disclosure now includes all critical accounting policies.

Average Balance Sheets

21.                                 We have revised pages 27 -32 to include three years of data for the average balance sheets, the investment portfolio table and information required by Items V, VI and VII..  However, the rate/volume table was not expanded as we believe the requirements call for only two years on this table bridging the three reported balance sheets.

22.                                 We have revised page 27to correct the word “New” to “Net”.

Noninterest Income

23.                                 We have revised page 25 to disclose the process for determining which loans to fund internally.  In addition, we have addressed the question regarding loans held for sale in our response to comment #35.

24.                                 We have revised page F-10 to include a financial statement footnote detailing the requested particulars involving the loan referral fee program.

Noninterest Expense

25.                                 We have deleted the presentation of “Adjusted Non-interest Expense as a Percentage of Total Average Assets.”

Loan Portfolio

26.                                 We have revised the loan portfolio table on page 33, the nonperforming assets table on page 35, the allowance for loan losses table on page 36 and the allocation of the allowance for loan losses table on page 37 to include five years worth of data.

27.                                 We have revised pages 33 - 34 to include a separate textual section describing the individual major products comprising each major loan category, including the specific underwriting policies and inherent risks in each type of lending, our established loan review procedures for identifying nonperforming and/or troubled loans and other significant policies and procedures in this area.

Provision and Allowance for Loan Losses

28.                                 We have revised pages 36 – 37 to include an expanded discussion of the ALLL methodology as well as an expanded discussion of risk assessment on the search for problem loans which is a critical component of the ALLL methodology.

Liquidity and Interest Rate Sensitivity

29.                                 We have revised pages 38 - 39 to include a discussion of our internal and external sources of liquidity and any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term and/or long-term liquidity.

Management and Directors

30.                                 We have revised pages 48 - 49 to provide a brief description of the directors’ and officers’ business experience during the past five years.

Employment Agreements

31.                                 We have revised page F-23 to include a separate financial statement footnote for employment agreements discussed in this section.

Plan of Distribution

32.                                 We have revised page 11 to disclose the plan of distribution.

Description of Capital Stock

33.                                 We have revised page 59 to clarify under what circumstances cumulative voting would be in effect.

Undertakings

34.                                 We have revised Part II, pages II-2 through II-5 to include the current and complete text of the undertaking found in Item 512(a) of Regulation S-B.

Notes to Consolidated Financial Statements

Note A – Nature of Operations

35.                                 The answer to both this comment and comment #23 is related.  To understand Premier Commercial Bancorp, you must understand that the primary business model is to create shareholder value through development of a strong “core earning” community bank.  By core earnings, the key focus is on net interest income.  Management and the Board believe this is the model of community banking with the highest long-term franchise value.

Each loan officer’s primary goal is to solicit and originate loans to be held by Premier Commercial Bank to generate strong interest income.  The original intent for every loan is to be funded and retained by Premier Commercial Bank.  Actual loan sales or referrals of some loans into the referral loan fee program is a by product of the system – not a direct goal.

Loans will be referred to the loan referral program for various reasons.  Generally loans are not funded internally if they are long term fixed rate loans, exceed Premier Commercial Bank’s loan limits, pose unusual risk factors, are geographically out of Premier Commercial Bank’s primary service area, do not include other beneficial banking arrangements or if they would negatively impact Premier Commercial Bank’s capital ratios, interest rate risk or concentrations of certain loan types.

Likewise, SBA loans may be sold for similar reasons, but are generally funded with the intent to stay on the books.  This position is supported by the fact that there were no SBA loan sales in the 1st quarter of 2006.

Since Premier Commercial Bank does not see these activities as separate processes, they do not account for them separately from a management standpoint.  In fact, that would be very difficult as each officer may at various times may be working on SBA loans, loan referral program loans as well as their existing loan portfolio.

Note R – Derivative Financial Instruments

36.                                 We have clarified Note R to disclose the cash flow hedge is related to the variable rate trust preferred that is forecasted to be funded in the second quarter of 2006.  We have also added language confirming Premier Commercial Bancorp’s use of the short-cut accounting method to assess hedge effectiveness.

Premier Commercial Bancorp measures compliance with the requirements of SFAS 133 – paragraphs 28-30 on a transaction by transaction basis by having a FASB 123 Designation Statement prepared by the seller of the hedge that lists all of the required components of SFAS 133 side by side for the hedged instrument and the hedge instrument.  In addition,  Premier Commercial Bancorp has engaged an outside consulting firm, Hedge Trackers, to review the hedges and advise if they concur that short-cut accounting has been achieved.

37.                                 Enclosed with this response is a copy of the relevant documents for Trust I and a disk containing the complete indentures and other contractual agreements for Trust II in connection with Premier Commercial Bancorp’s trust preferred securities.

Signatures

38.                                 We have revised Page II-7 in Part II to add the term “Principal Accounting Officer” to Viktor Uehlinger’s titles.

We would like to have the registration statement declared effective on or before May 12, 2006 so that Premier Commercial Bancorp and it shareholders will not have to incur additional expenses to update the registration statement.  We further would appreciate your earliest review of the Amended SB-2 and your communication by telephone of the earliest time when we may file an acceleration request.

Respectfully submitted,

Laura Dean-Richardson
LDR:bl	Attorney at Law
Enclosures

cc:                                 Ken Cosgrove